ProShares Trust

7501 Wisconsin Avenue

Suite 1000E

Bethesda, MD 20814

August 20, 2021

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust

  Request for Withdrawal on Form AW

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, ProShares Trust (the “Trust”) respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment 228 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-89822; 811-21114) filed with the Commission on August 18, 2021, SEC Accession No. 0001683863-21-004524 (the “Amendment”). The Amendment relates to ProShares Ether Strategy ETF, a new series of the Trust. The Trust is withdrawing the Amendment because it has elected not to proceed with the registration process for the new series associated with the Amendment.

The Amendment has not yet been declared effective and no securities have been sold pursuant to the Amendment.

Accordingly, we request that the Commission issue an order granting withdrawal of the Amendment effective as of the date first set forth above or at the earliest practicable date hereafter.

Should you have any questions regarding this matter, please contact me at (240) 497-6400.

Very truly yours,

ProShares Trust

By:	/s/ Richard F. Morris
Richard F. Morris
Chief Legal Officer and Secretary